FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

4 August 2008

THE HONGKONG AND SHANGHAI
BANKING CORPORATION LIMITED

2008 INTERIM CONSOLIDATED RESULTS - HIGHLIGHTS

  Net operating income before loan impairment charges and other credit risk provisions up 5.6 per cent to HK$63,567 million (HK$60,177 million in the first half of 2007).

  Pre-tax profit down 1.9 per cent to HK$38,273 million (HK$39,003 million in the first half of 2007).

  Pre-tax profit, excluding dilution gains arising in 2007, up 11.4 per cent (HK$34,371 million in 2007).

  Attributable profit down 4.5 per cent to HK$27,697 million (HK$28,987 million in the first half of 2007).

  Attributable profit, excluding dilution gains arising in 2007, up 11.2 per cent (HK$24,910 million in 2007).

  Return on average shareholders' funds of 26.3 per cent (38.0 per cent in the first half of 2007 on a reported basis and 32.7 per cent excluding the dilution gains recognised).

  Assets up 4.4 per cent to HK$4,125 billion (HK$3,952 billion at the end of 2007).

  Cost efficiency ratio of 40.9 per cent (34.1 per cent for the first half of 2007).

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

The Hongkong and Shanghai Banking Corporation Limited	Results

Comment by Vincent Cheng, Chairman

The Hongkong and Shanghai Banking Corporation Limited reported solid results for the first half of 2008, despite difficult global economic conditions, particularly in the US, and increasing turmoil in international financial markets.

In summary, the group reported pre-tax profit growth of 11.4 per cent, excluding dilution gains arising in 2007, mainly from strong profit growth in the Asia-Pacific region outside Hong Kong. Asia ex-Hong Kong pre-tax profit rose 60.0 per cent, compared to the first half of 2007, on strong business volume growth across all our customer groups. Hong Kong recorded a modest decline in pre-tax profit, down 8.3 per cent, resulting mainly from write-downs of long-term strategic equity investments held by the group and due to lower insurance investment returns in difficult equity market conditions.

In the period, the group successfully launched insurance joint ventures in Korea and India and acquired the assets, liabilities and operations of The Chinese Bank in Taiwan, the first major banking acquisition by HSBC in Asia since Hang Seng Bank in 1965. We continued to expand our branch network to over 600 outlets. We also opened our state-of-the art regional IT processing centre in Tseung Kwan O in Hong Kong in March.

Looking ahead, although credit conditions remained benign in the period, in the second half the group is carefully assessing portfolios for any signs of deterioration from worldwide economic conditions.  Management will also remain focused on controlling cost growth as revenue becomes less predictable.

For the first six months to 30 June 2008, the group pre-tax profit was up 11.4 per cent to HK$38,273 million, on a like-for-like basis, excluding the dilution gains arising last year from domestic A-share capital raising by the group's strategic partnerships in mainland China. Including the dilution gains, pre-tax profit was down 1.9 per cent.

Outside Hong Kong, the group recorded pre-tax profit growth of 60.0 per cent, on a like-for-like basis, to HK$15,820 million. Including dilution gains of HK$4,632 million, pre-tax profit was up by 8.9 per cent. Our key geographies outside Hong Kong reported strong double digit profit growth. In Hong Kong, pre-tax profit was down 8.3 per cent to HK$22,453 million. Our costs rose 20 per cent in the territory mainly due to wage inflation and a 9.1 per cent increase in staff, with the addition of some 2,300 in headcount, including some 500 at Hang Seng Bank. There were also additional costs related to the opening of the Tseung Kwan O centre. In the rest of Asia-Pacific, costs rose 32.8 per cent, mainly due to organic growth and investments in our  business platform and an increase of 20.4 per cent more staff, or more than 6,200 employees.

In Taiwan, the acquisition of the assets, liabilities and operations of The Chinese Bank extended our network from eight to 44 branches, with licences to open a further three. Our personal banking customer base has increased by 1 million to 1.7 million and deposits grew by HK$19.6 billion on the date of acquisition.

In insurance, HSBC launched joint ventures with Hana Financial Group in Korea and Canara Bank and Oriental Bank of Commerce in India. The India joint venture partners have a combined branch network of 4,000 outlets and 40 million customers. Also in India, HSBC announced the takeover of IL&FS Investsmart, the country's largest retail brokerage with 138,000 customers and 278 outlets, including agencies, in 133 cities. The transaction is subject to regulatory approval.

Customer group operations in the region continued to do well. Personal Financial Services pre-tax profit was up 4.6 per cent to HK$15,867 million, supported by strong deposit growth in Hong Kong, and card growth and higher asset margins in the rest of Asia-Pacific. The group continued to invest in key markets including India, mainland China and Taiwan. The business grew its flagship Premier customer base in the region by 28.6 per cent to over 624,000. Card growth was strong, with total cards in issue in the region rising by 10.1 per cent to over 12 million. The business recognised a HK$1,245 million gain on the sale of shares in MasterCard and Visa. However, this was offset by the lower insurance investment returns as equity markets fell.

Commercial Banking pre-tax profit was up 32.0 per cent to HK$11,482 million on strong balance sheet growth from deposit and loan growth. The business benefited from the strong trade conditions in the region in the first half of the year. Initiatives to benefit from the strengthening economic ties between Hong Kong and mainland China paid off with business referrals from Hong Kong to the Mainland rising 44.5 per cent in the period.

Global Banking and Markets pre-tax profit rose 46.0 per cent to HK$16,428 million, largely on higher net interest income, which rose by 81.4 per cent in the period. Net interest income was supported by the reductions in US and Hong Kong interest rates. Particularly strong profit growth was recorded in mainland China, India and Korea from foreign exchange trading, interest rates-linked trading and balance sheet management. A decline in IPO-related fees in Hong Kong was offset by rising custody-related fees in the region, resulting in net fee income growth of 9.0 per cent. Net trading income rose 12.1 per cent on higher foreign exchange income from greater sales activity generated by volatility in regional currency markets and investment flows.

In the period, there was a significant fall in the market price of long-term strategic equity investments held by the group, compared to cost. In accordance with accounting standards this resulted in a write-down of HK$2,313 million recognised in the income statement.

It is not customary to include non-financial events in this commentary, but the exceptional circumstances of the human tragedy as a result of the Sichuan Province earthquake deserves mention. I would like to thank the employees, customers and members of the general public who donated generously to the bank's fund raising following this dreadful natural disaster.

While the global economic outlook remains uncertain, Asia is well placed to weather the anticipated fallout from the continuing economic slowdown in the US. Management continues to watch credit quality for signs of deterioration. Rising inflation represents a significant challenge for economies in the region and management is maintaining a strong focus on operational costs. As the leading international bank in the region our strategy continues to be to position our businesses to capture fully the opportunities arising from Asia's growing mass affluent wealthy and its growing international trade and investment flows. The acquisition in Taiwan strengthens our Greater China strategy to realise the opportunities arising from the growing economic integration of the Hong Kong SAR, the Mainland and Taiwan.

The Hongkong and Shanghai Banking Corporation Limited	Results by Customer Group

		Global
	Personal	Banking			Intra-
	Financial	Commercial	and	Private	segment
Figures in HK$m	Services	Banking	Markets	Banking	Other	elimination	Total

Half-year ended 30 June 2008

Net interest income/(expense)	19,003	9,002	11,823	34	(3,416)	(2,190)	34,256

Net fee income	8,905	3,413	4,502	49	95		16,964

Net trading income/(expense)	930	774	6,547	66	(1,303)	2,165	9,179

Net income/(loss) from financial
instruments designated at
fair value	(4,207)	109	47		482	25	(3,544)

Gains less losses from
financial investments	1,245	262	123		(2,352)		(722)

Dividend income	17	9	58		452		536

Net earned insurance premiums	12,918	811	74				13,803

Other operating income	976	185	405	11	3,659	(2,990)	2,246

Total operating income	39,787	14,565	23,579	160	(2,383)	(2,990)	72,718

Net insurance claims
incurred and movement in
policyholders’ liabilities	(8,554)	(557)	(40)				(9,151)

Net operating income before
loan impairment charges and
other credit risk provisions	31,233	14,008	23,539	160	(2,383)	(2,990)	63,567

Loan impairment charges and
other credit risk provisions	(2,491)	(251)	(247)		11		(2,978)

Net operating income	28,742	13,757	23,292	160	(2,372)	(2,990)	60,589

Operating expenses	(13,314)	(4,372)	(7,864)	(154)	(3,307)	2,990	(26,021)

Operating profit	15,428	9,385	15,428	6	(5,679)		34,568

Share of profit in associates
and joint ventures	439	2,097	1,000		169		3,705

Profit/(loss) before tax	15,867	11,482	16,428	6	(5,510)		38,273

Share of profit before tax	41.5%	30.0%	42.9%		(14.4)%		100.0%

The Hongkong and Shanghai Banking Corporation Limited	Results by Customer Group
(continued)

			Global
	Personal		Banking		Intra-
	Financial	Commercial	and	Private	segment
Figures in HK$m	Services	Banking	Markets	Banking	Other	elimination	Total

Half-year ended 30 June 2007

Net interest income/(expense)	17,040	7,985	6,519	24	(2,165)	(152)	29,251

Net fee income	7,976	2,830	4,131	67	79	-	15,083

Net trading income/(expense)	719	494	5,838	15	(10)	(102)	6,954

Net income/(loss) from financial
instruments designated at
fair value	2,563	(253)	45	-	(322)	254	2,287

Gains less losses from
financial investments	18	-	151	-	251	-	420

Gains arising from dilution of
investments in associates	-	-	-	-	4,632	-	4,632

Dividend income	6	3	57	-	280	-	346

Net earned insurance premiums	11,458	534	66	-	-	-	12,058

Other operating income	846	121	320	7	3,233	(2,451)	2,076

Total operating income	40,626	11,714	17,127	113	5,978	(2,451)	73,107

Net insurance claims
incurred and movement in
policyholders’ liabilities	(12,584)	(296)	(50)	-	-	-	(12,930)

Net operating income before
loan impairment charges and
other credit risk provisions	28,042	11,418	17,077	113	5,978	(2,451)	60,177

Loan impairment charges and
other credit risk provisions	(2,198)	(375)	(61)	-	(1)	-	(2,635)

Net operating income	25,844	11,043	17,016	113	5,977	(2,451)	57,542

Operating expenses	(10,900)	(3,492)	(6,283)	(103)	(2,213)	2,451	(20,540)

Operating profit	14,944	7,551	10,733	10	3,764	-	37,002

Share of profit in associates
and joint ventures	219	1,150	520	-	112	-	2,001

Profit before tax	15,163	8,701	11,253	10	3,876	-	39,003

Share of profit before tax	38.9%	22.3%	28.9%	-	9.9%	-	100.0%

The Hongkong and Shanghai Banking Corporation Limited	Results by Customer Group
(continued)

Personal Financial Services reported profit before tax of HK$15,867 million, an increase of 4.6 per cent over the first half of 2007. Net interest income and net fee income increased by 11.5 per cent and 11.6 per cent respectively, demonstrating the strength of the retail business.

Net interest income increased by HK$1,963 million, or 11.5 per cent, compared with the first half of 2007. In Hong Kong, net interest income rose by HK$823 million, or 6.6 per cent, driven by deposit volume growth. Customer deposits have grown by 13.1 per cent year-on-year as a result of competitive deposit promotions, including the enhanced Smart Picks that was launched in May. The continued focus on HSBC Premier also led to a 13.9 per cent growth in the number of Premier customers, to over 311,000, compared to a year ago. The Hong Kong property market remained stable, supported by the low interest rate environment, although the rate of property price growth slowed during the period.

In the rest of Asia-Pacific, net interest income increased by HK$1,140 million, or 24.5 per cent, driven by strong growth in cards and higher asset margins. In mainland China there was growth in mortgages and average customer renminbi deposits as a result of the focus on Premier and the wealth management business following branch expansion in the key economic zones of the Pearl River Delta, the Yangtze River Delta and the Bohai Rim. However, business was curtailed slightly due to restrictions on lending growth imposed on banks in mainland China in the second half of 2007. Eight HSBC outlets and seven Hang Seng Bank sub-branches were opened in mainland China in the first half of 2008, resulting in a total of 70 HSBC branded outlets and 32 Hang Seng Bank outlets. Deposit spreads were impacted generally by the fall in interest rates in the US. The mortgage portfolio across the region showed limited volume growth, restricted by the competitive environment. As in Hong Kong, there has been continuing focus on Premier in the rest of the region, which led to 46.9 per cent growth in Premier customers, compared to a year ago, to over 313,000.

Net fee income of HK$8,905 million was 11.6 per cent higher than the first half of 2007, driven by increased volume in the equities market in Hong Kong. Fee income from retail securities and investments increased by 2.2 per cent as the volume of turnover in the first half of 2008 was above levels in the same period in 2007. In response to the volatility of the global stock market, there was increased focus on the sale of structured products. As a result, sales turnover of structured products was 66.7 per cent higher than the first half of 2007.

Net fee income from credit cards was HK$2,048 million, 27.5 per cent higher than the first half of 2007. The group maintained its leadership position in Hong Kong and continued to drive innovation in the business with the launch of the 'Green Credit Card' in March, a new proposition in which a percentage of spending on the card is directed to a group environmental programme.

In the rest of AsiaPacific, expansion of the cards business continued, particularly in India, the Philippines, Indonesia and Australia. The number of cards in issue outside Hong Kong rose by 11.2 per cent to a total of 6.9 million.

Gains less losses from financial investments included a gain of HK$1,245 million on the sale of MasterCard and Visa shares.

The Hongkong and Shanghai Banking Corporation Limited	Results by Customer Group
(continued)

In the first quarter of 2008, Hang Seng Bank was ranked the number one insurer in Hong Kong in terms of new life insurance premiums. Income from insurance business (included within 'Net interest income', 'Net fee income', 'Net income from financial instruments designated at fair value', 'Net earned insurance premiums', the change in present value of in-force business within 'Other operating income', and after deducting 'Net insurance claims incurred and movement in policyholders' liabilities') decreased by 25.6 per cent compared with the first half of 2007. Insurance premiums increased by 12.7 per cent due to the continued emphasis on driving sales through direct channels, including internet banking and telemarketing. However, the increase in premiums was offset by the poor performance of the global equities markets which affected both net income from financial instruments designated at fair value and the movement in policyholders' liabilities.

The charge for loan impairments increased by HK$293 million to HK$2,491 million as India continued to incur high credit card delinquencies on the back of increased volumes in 2007 and a challenging collections environment. Australia and the Philippines also recorded higher charges in respect of credit card balances. These increased charges were partly offset by the improvement in asset quality and increased collection efforts in Taiwan compared to the first half of 2007.

Operating expenses were HK$2,414 million, or 22.1 per cent higher than the first half of 2007, principally driven by continued business expansion across the rest of the Asia-Pacific region. In Hong Kong, operating expenses rose by 14.9 per cent, impacted by inflationary pressures on salary and premises costs. In addition, more staff were added to customer-facing roles in branches. Marketing expenses also increased to deliver higher value to customers under the Card Rewards scheme. In Hong Kong, IT costs increased to support the business growth strategy and expanded self-service banking coverage within the territory. In the rest of Asia-Pacific, costs increased by HK$1,556 million or 30 per cent, notably in mainland China and Japan as a result of business expansion. Headcount rose by 9.2 per cent to support business growth and new initiatives in the region. Premises costs rose as new outlets were opened in mainland China and Indonesia.

Income from associates of HK$439 million includes results from Bank of Communications and Industrial Bank.

HSBC was the recipient of four major awards from The Asian Banker this year, affirming the bank's leading personal banking capabilities in the region: Best Retail Bank in Asia-Pacific, Best Retail Bank in Hong Kong, Excellence in Internet Banking and Excellence in Distribution and Network Integration.

Commercial Banking  reported profit before tax of HK$11,482 million, an increase of 32.0 per cent over the first half of 2007, driven by continued strong balance sheet growth.

Net interest income increased by HK$1,017 million, or 12.7 per cent, compared with the first half of 2007, despite lower spreads on customer deposits following the interest rate cuts in the US. In Hong Kong, net interest income rose by HK$357 million, or 6.3 per cent. Despite local interest rates falling, Hong Kong dollar and foreign currency savings deposit balances increased due to a series of savings and time deposit campaigns and strong market liquidity.

In the rest of Asia-Pacific, net interest income grew by 28.2 per cent or HK$660 million due largely to growth in deposit and lending volumes. Deposit and loan balances increased notably in India and mainland China as branch expansion attracted additional customers. Growth in term lending more than offset the effects of decreased deposit spreads.

The group continued to benefit from trade flows between Hong Kong and mainland China, and took various steps to capture cross-border business, including the opening of a new centre for small business in Sheung Shui in the north district of Hong Kong. Referrals from Hong Kong to mainland China in the first half of the year increased by 44.5 per cent on the prior year. In addition, referrals from Hong Kong to Macau and Taiwan made a significant contribution to cross-border business.

Net fee income rose by HK$583 million, an increase of 20.6 per cent over the first half of 2007, driven by more trade financing, remittances and drawdown on advances particularly in Hong Kong, mainland China and Australia.

Trading income rose by HK$280 million as foreign exchange income benefited from increased currency volatility and the increased trading volume between the US dollar and Hong Kong dollar.

Insurance premiums, particularly from life insurance, continued to grow as referrals increased through cross-selling by the commercial banking group.

Gains less losses from financial investments benefited from a HK$262 million gain on the sale of MasterCard and Visa shares.

The net charge for loan impairment was HK$124 million lower than in the first half of 2007, primarily due to the nonrecurrance of a specific charge recognised in Thailand in 2007, coupled with the recovery of an amount previously written off in Australia. Credit quality generally remained stable but we remain alert and monitor portfolio indicators for early signs of weakness.

Operating expenses increased by 25.2 per cent over the first half of 2007, largely due to increased staff costs in India, mainland China and Hong Kong to support continued customer growth. Over 700 frontline employees were added, particularly to increase capacity for the small business segment. Investment was undertaken to expand HSBC's presence, notably in mainland China and also in Taiwan where 36 branches were added through the integration of the operations of The Chinese Bank. In India, there were higher costs from initiatives to support business expansion including the addition of more than 1,200 staff. IT and infrastructure costs were also higher throughout the region as a result of branch expansion. At the same time there was an increase in the number of transactions through direct channels, such as internet banking, phone banking and self-service machines, which now represent just under 50.0 per cent of the total number of commercial banking transactions. Over 251,000 customers were registered as Business Internet Banking users at the end of the first half of 2008, compared to nearly 206,000 at the end of 2007. Call centres were also used more to generate sales at lower cost.

Income from associates of HK$2,097 million included improved results from Bank of Communications and Industrial Bank.

HSBC was the recipient of three major awards in 2008: The SMEs Best Partner Award 2008 from The Hong Kong Chamber of Small and Medium Business Ltd; The Best Trade Finance Bank in Asia 2007 from Finance Asia; and The Best Bank for Payments and Collections in Asia (20032008) from Global Finance.

Global Banking and Markets reported profit before tax of HK$16,428 million, 46.0 per cent higher than the first half of 2007, largely on account of higher net interest income.

Net interest income increased by HK$5,304 million, or 81.4 per cent, compared with the first half of 2007. Balance sheet management revenues increased as the business benefited from falling US dollar interest rates. Strong growth in mainland China's balance sheet and improved spreads led to higher revenues as the business began to see the benefits of local incorporation in March 2007.

Net fee income grew by HK$371 million, or 9.0 per cent compared with the first half of 2007 primarily as a result of the strength of the Payments and Cash management and Securities Services business throughout most of Asia-Pacific. Asset management also contributed to growth as funds under management increased 7.5 per cent compared to the same period last year. Net fee income in Hong Kong, however, fell as a result of lower success fees on initial public offerings and reduced revenue primarily from debt market issuances.

Net trading income increased by HK$709 million, or 12.1 per cent, compared with the same period last year. Foreign exchange income increased  on greater sales activity stemming from volatility in regional currency markets and investment flows. As a result, trading opportunities increased and customer volumes grew in Hong Kong, Singapore, India, mainland China and Korea.

In Hong Kong, higher income was recorded in Rates trading from greater sales activity as Global Markets used its regional presence to provide clients with access to local currency markets. The increases were offset in Hong Kong by a write-down in a monoline exposure and weaker performance in the credit market as liquidity fell and spreads widened.

In the rest of Asia-Pacific, trading income rose significantly as trading volumes in foreign exchange and Rates trading increased with higher customer demand, driven by volatility and market responses to the regional inflation outlook.

The charge for credit risk provisions increased by HK$186 million to HK$247 million. The increase was due to an impairment charge taken against a specific available-for-sale debt holding.

Operating expenses continued to increase as the business invested to support growth across the region, especially in mainland China, Korea and India, as a result of infrastructure investments required for further expansion in emerging markets.

Other includes income and expenses relating to certain funding, investment, property and other activities that are not allocated to the customer groups.

In the first half of 2008 there was a significant fall in the market price, compared to cost, of long-term strategic equity investments held by the group. In accordance with accounting standards this resulted in a write-down of HK$2,313 million recognised in the income statement.

The dilution gains recognised in 2007 on the group's interests in Bank of Communications and Industrial Bank were not repeated in the first half of 2008.

The Hongkong and Shanghai Banking Corporation Limited	Consolidated Income Statement

Half-year ended		Half-year ended
30 June		30 June
Figures in HK$m	2008	2007

Interest income	65,121	67,550
Interest expense	(30,865)	(38,299)
Net interest income	34,256	29,251
Fee income	20,938	17,396
Fee expense	(3,974)	(2,313)
Net fee income	16,964	15,083
Net trading income	9,179	6,954
Net income from financial instruments
designated at fair value	(3,544)	2,287
Gains less losses from financial investments	(722)	420
Gains arising from dilution of investments in associates		4,632
Dividend income	536	346
Net earned insurance premiums	13,803	12,058
Other operating income	2,246	2,076
Total operating income	72,718	73,107
Net insurance claims incurred and
movement in policyholders' liabilities	(9,151)	(12,930)
Net operating income before loan
impairment charges and other credit
risk provisions	63,567	60,177
Loan impairment charges and other
credit risk provisions	(2,978)	(2,635)
Net operating income	60,589	57,542
Employee compensation and benefits	(14,629)	(12,111)
General and administrative expenses	(9,776)	(7,157)
Depreciation of property, plant and
Equipment	(1,231)	(1,005)
Amortisation of intangible assets	(385)	(267)
Total operating expenses	(26,021)	(20,540)
Operating profit	34,568	37,002
Share of profit in associates and joint ventures	3,705	2,001
Profit before tax	38,273	39,003
Tax expense	(7,368)	(6,404)
Profit for the period	30,905	32,599

Profit attributable to shareholders	27,697	28,987
Profit attributable to minority interests	3,208	3,612

The Hongkong and Shanghai Banking Corporation Limited	Consolidated Balance Sheet

	At 30 June	At 31 December
Figures in HK$m	2008	2007

ASSETS
Cash and short-term funds	909,171	794,923
Items in the course of collection from other banks	69,080	20,357
Placings with banks maturing after one month	70,683	60,328
Certificates of deposit	71,055	97,358
Hong Kong SAR Government certificates
of indebtedness	112,144	108,344
Trading assets	277,170	360,704
Financial assets designated at fair value	61,065	63,152
Derivatives	268,339	180,440
Advances to customers	1,342,980	1,212,086
Financial investments	476,748	532,243
Amounts due from Group companies	290,871	364,724
Investments in associates and joint ventures	44,106	39,832
Goodwill and intangible assets	15,644	12,309
Property, plant and equipment	36,291	33,356
Deferred tax assets	1,730	1,566
Retirement benefit assets	189	123
Other assets	77,700	70,094
Total assets	4,124,966	3,951,939

LIABILITIES
Hong Kong SAR currency notes in circulation	112,144	108,344
Items in the course of transmission to other banks	82,574	31,586
Deposits by banks	180,537	169,177
Customer accounts	2,524,324	2,486,106
Trading liabilities	257,733	265,675
Financial liabilities designated at fair value	35,415	38,147
Derivatives	251,914	173,322
Debt securities in issue	82,559	84,523
Retirement benefit liabilities	2,971	1,537
Amounts due to Group companies	51,861	65,846
Other liabilities and provisions	72,590	70,203
Liabilities under insurance contracts issued	103,635	91,730
Current tax liabilities	9,653	5,833
Deferred tax liabilities	5,400	5,148
Subordinated liabilities	18,926	18,500
Preference shares	93,463	90,328
Total liabilities	3,885,699	3,706,005

The Hongkong and Shanghai Banking Corporation Limited	Consolidated Balance Sheet
(continued)

	At 30 June	At 31 December
Figures in HK$m	2008	2007

EQUITY
Share capital	22,494	22,494
Other reserves	62,976	83,952
Retained profits	122,191	107,908
Proposed dividend	6,500	6,500
Total shareholders' equity	214,161	220,854
Minority interests	25,106	25,080
	239,267	245,934
Total equity and liabilities	4,124,966	3,951,939

The Hongkong and Shanghai Banking Corporation Limited	Consolidated Statement of
Recognised Income and Expense

	Half-year ended	Half-year ended
	30 June	30 June
Figures in HK$m	2008	2007

Available-for-sale investments:
- fair value changes taken to equity	(26,493)	13,483
- fair value changes transferred to the income statement
on disposal or impairment	(1,039)	(469)
- fair value changes transferred to the income statement
on hedged items due to hedged risks	755	402

Cash flow hedges:
- fair value changes taken to equity	1,218	(547)
- fair value changes transferred to the income statement	(1,756)	260

Property revaluation:
- fair value changes taken to equity	2,672	1,285

Share of changes in equity of associates and joint ventures	103	21
Exchange differences	1,489	3,118
Actuarial (losses)/ gains on post-employment benefits	(1,414)	959
	(24,465)	18,512
Net deferred tax on items taken directly to equity	357	(241)
Total income and expense taken to equity during the period	(24,108)	18,271
Profit for the period	30,905	32,599
Total recognised income and expense for the period	6,797	50,870

Total recognised income and expense for the period
attributable to:
- shareholders	4,833	46,179
- minority interests	1,964	4,691
	6,797	50,870

The Hongkong and Shanghai Banking Corporation Limited	Consolidated Cash Flow Statement

	Half-year ended	Half-year ended
	30 June	30 June
Figures in HK$m	2008	2007

Operating activities
Cash generated from operations	(47,809)	230,682
Interest received on financial investments	9,589	10,268
Dividends received on financial investments	398	234
Dividends received from associates	1,849	221
Taxation paid	(2,273)	(3,151)
Net cash (outflow)/ inflow from operating activities	(38,246)	238,254

Investing activities
Purchase of financial investments	(256,294)	(226,576)
Proceeds from sale or redemption of financial
Investments	323,738	214,046
Purchase of property, plant and equipment	(1,101)	(1,076)
Purchase of other intangible assets	(732)	(587)
Proceeds from sale of property, plant and equipment	48	187
Net cash outflow in respect of the acquisition of a
subsidiary company		(134)
Net cash inflow in respect of the purchase of interests in
business portfolios	13,992	1,999
Net cash outflow in respect of the purchase of interest in
associates and joint ventures	(867)	(74)
Net cash outflow from sale of interest in a business portfolio	(1,426)
Proceeds from the sale of interest in associates		230
Net cash inflow/ (outflow) from investing activities	77,358	(11,985)

Net cash inflow before financing	39,112	226,269

Financing
Issue of preference shares	3,113	1,953
Change in minority interests	1,008	(17)
Issue of subordinated liabilities	296	2,345
Ordinary dividends paid	(12,500)	(11,500)
Dividends paid to minority interests	(2,968)	(2,968)
Interest paid on preference shares	(2,618)	(2,405)
Interest paid on subordinated liabilities	(537)	(577)
Net cash outflow from financing	(14,206)	(13,169)

Increase in cash and cash equivalents	24,906	213,100

The Hongkong and Shanghai Banking Corporation Limited	Additional Information

1. Net interest income

	Half-year ended	Half-year ended
	30 June	30 June
Figures in HK$m	2008	2007

Net interest income	34,256	29,251
Average interest-earning assets	2,901,609	2,498,886
Net interest spread	2.24%	2.02%
Net interest margin	2.37%	2.36%

Included in the above is interest income accrued on impaired financial assets of HK$164 million (2007: HK$190 million), including unwinding of discounts on loan impairment losses of HK$141 million (2007: HK$162 million).

Net interest income of HK$34,256 million was HK$5,005 million, or 17.1 per cent, higher than the first half of 2007. Favourable net interest income was attributable to growth in low-cost customer savings, growth in customer lending, and the short-term benefit to spreads from successive US Federal Reserve rate cuts as asset re-pricing lagged. However, net interest income was negatively impacted by an increasing amount of commercial surplus being redeployed to support trading activities, where returns are reported in 'Net trading income'. Despite the widened spreads in the first half of 2008 compared to the same period last year, spreads narrowed throughout 2008.

Average interest-earning assets rose by HK$402.7 billion, or 16.1 per cent, to HK$2,901.6 billion. Average advances to customers grew by HK$179.9 billion, or 16.3 per cent, driven by growth in term lending in Hong Kong, mainland China, India and Singapore, coupled with mortgage lending growth in Hong Kong and Australia. Average placements with banks were HK$142.0 billion higher, reflecting the deployment of the commercial surplus to inter-bank lending. Inter-company interest earning lending with fellow Group companies increased by HK$59.2 billion.

Net interest margin  of 2.37 per cent for the first half of 2008 was one basis point higher than the comparable period in 2007. Net interest spread improved by 22 basis points, while the contribution from net free funds declined by 21 basis points.

For the bank in Hong Kong, net interest margin increased by four basis points to 2.31 per cent for the first half of 2008. Net interest spread rose by 24 basis points, benefiting from the lagged effect of asset re-pricing following the US Federal Reserve rate cuts and growth in low cost customer deposits. The contribution from net free funds decreased by 20 basis points, primarily due to the redeployment of surplus funds into trading assets and the effect of US Federal Reserve rate cuts.

At Hang Seng Bank, net interest margin improved by 17 basis points to 2.63 per cent. Net interest spread rose by 46 basis points to 2.33 per cent, benefiting from growth in customer deposits, notably in lower-cost Hong Kong dollar savings accounts, and growth in higher yielding personal loans, credit cards, trade finance and mainland China loans, which compensated for the fall in mortgage pricing. Balance sheet management income improved as a result of re-pricing of portfolios. The contribution from net free funds declined by 29 basis points due to the decrease in market interest rates, but this was partly offset by the increase in commercial surplus.

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

1.	Net interest income (continued)

In the rest of Asia-Pacific, net interest margin at 2.28 per cent was two basis points lower than the first half of 2007. The expansion of the Global Markets business in the rest of Asia-Pacific resulted in significant redeployment of funds into trading activities, for which returns are reported in 'Net trading income'. Mainland China, Australia and India generated strong growth in customer savings and customer lending, and benefited from rising interest rate environments.

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

2. Net fee income

	Half-year ended	Half-year ended
	30 June	30 June
Figures in HK$m	2008	2007

Account services	1,019	778
Credit facilities	875	689
Import/export	1,931	1,582
Remittances	932	817
Securities/stockbroking	5,662	4,261
Cards	2,627	2,025
Insurance	433	277
Unit trusts	1,721	2,227
Funds under management	2,402	1,781
Other	3,336	2,959

Fee income	20,938	17,396

Fee expense	(3,974)	(2,313)

	16,964	15,083

Net fee income was HK$1,881 million, or 12.5 per cent higher than the first half of 2007. The rise in securities broking and custody fees was largely a result of the transfer into the group of HSBC's South Africa operations late in the second quarter of 2007. This increase is broadly offset by a similar increase in fee expense. Higher stock market turnover than in the first half of 2007 also led to growth in fee income in Hong Kong, despite significantly lower IPO activity.

Continued growth in the cards business in Hong Kong and India led to 30 per cent higher fee income.

Trade finance income (including credit facilities) rose by 24 per cent, notably in India, mainland China, Hong Kong and Singapore, reflecting the benefit from increasing cross-border trade flows.

Fee income from funds under management was 35 per cent higher, benefiting from growth in client portfolios following new fund launches. However, commissions from sales of new unit trust products were adversely impacted by poor equity market conditions globally.

'Other' fee income grew despite lower underwriting opportunities from IPO transactions, due to an increase in commissions from fellow HSBC Group companies in respect of treasury business.

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

3. Gains less losses from financial investments

	Half-year ended	Half-year ended
	30 June	30 June
Figures in HK$m	2008	2007

Available-for-sale financial investments	1,591	420
Impairment of available-for-sale equity investments	(2,313)
	(722)	420

The net loss from financial investments in the first half of 2008 included significant writedowns, in accordance with accounting standards, of strategic equity investments, offset by gains on the sale of shares in MasterCard and Visa. Prior period gains included the disposal of Philippine government securities.

4. Other operating income

	Half-year ended	Half-year ended
	30 June	30 June
Figures in HK$m	2008	2007

Rental income from investment properties	73	77
Movement in present value of
in-force insurance business	707	629
Profit on disposal of property,
plant and equipment, and assets held for sale	13	16
Net gains from the disposal or revaluation of
investment properties	199	275
Other	1,254	1,079
	2,246	2,076

'Other' largely comprises recoveries of IT and other operating costs that were incurred on behalf of fellow HSBC Group companies.

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

5. Loan impairment charges and other credit risk provisions

Half-year ended	Half-year ended
30 June		30 June
Figures in HK$m	2008	2007

Net charge for impairment of customer advances

- Individually assessed impairment allowances:
New allowances	518	983
Releases	(245)	(323)
Recoveries	(108)	(93)
	165	567
- Net charge for collectively assessed
impairment allowances	2,766	2,084
	2,931	2,651

Net charge/(release) for other credit risk provisions	47	(16)

	2,978	2,635

The net charge for loan impairment and other credit risk provisions was HK$343 million, or 13.0 per cent higher than the first half of 2007.

The charge for individually assessed allowances was lower, largely due to the non-recurrence of charges attributable to the downgrading of certain corporate customers with activities in Thailand in the first half of 2007. Releases were lower, mainly relating to the non-recurrence of releases in the first half of 2007 in corporate business in Singapore and Mauritius, while recoveries increased in Australia.

The net charge for collectively assessed impairment allowances increased, primarily as India continued to incur high credit card delinquencies on the back of increased volumes in 2007. Australia and the Philippines also recorded higher charges with a modest deterioration in delinquency rates. These higher charges were partly offset by lower charges in Taiwan from impairment in asset quality and increased collection efforts.

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

6. Employee compensation and benefits

Half-year ended		Half-year ended
30 June		30 June
Figures in HK$m	2008	2007

Wages and salaries	9,657	7,832
Performance-related pay	4,051	3,602
Social security costs	257	141
Retirement benefit costs	664	536
	14,629	12,111

Staff numbers by region
	At 30 June 2008	At 30 June 2007

Hong Kong	28,130	25,786
Rest of Asia-Pacific	37,102	30,826
Total	65,232	56,612

Full-time equivalent

Staff costs increased by HK$2,518 million, or 20.8 per cent, compared with the first half of 2007. Wages and salaries rose by 23.3 per cent, reflecting a 15.2 per cent increase in headcount and increased salaries to support continued business expansion as well as talent retention in competitive labour markets. Headcount increased in mainland China to support new branch openings, in India as a result of the expansion of the Commercial Banking business, and in Hong Kong to support business expansion generally. Headcount also increased through the acquisition of the assets, liabilities and operations of The Chinese Bank in Taiwan, but the cost impact was not significant for the first six months of 2008 since the purchase occurred at the end of the first quarter. Performance-related pay rose 12.5 per cent, reflecting part of the growth in headcount and salaries.

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

7. General and administrative expenses

Half-year ended	Half-year ended
30 June		30 June
Figures in HK$m	2008	2007

Premises and equipment
- Rental expenses	1,137	903
- Amortisation of prepaid operating lease payments	29	29
- Other premises and equipment	1,458	1,155
	2,624	2,087

Marketing and advertising expenses	1,747	1,675

Other administrative expenses	5,409	3,845

Litigation and other provisions	(4)	(450)
	9,776	7,157

General and administrative expenses increased by HK$2,619 million, or 36.6 per cent, to support business expansion and growth in transaction volumes, including higher costs for premises and equipment, marketing, IT, legal and professional fees, and transactional taxes. Costs included transaction-related charges from HSBC Global Service Centres and HSBC Group IT functions, which are owned by fellow HSBC Group companies. Premises costs also increased in Hong Kong due to higher rental prices. In addition, the impact of the non-recurrence of litigation provision releases in the first half of 2007 contributed to the increase.

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

8. Tax expense

The tax expense in the consolidated income statement comprises:

	Half-year ended	Half-year ended
	30 June	30 June
Figures in HK$m	2008	2007

Current income tax
- Hong Kong profits tax	3,981	3,609
- Overseas taxation	2,949	2,211
Deferred taxation	438	584
	7,368	6,404

The effective rate of tax for the first half of 2008 was 19.3 per cent, compared with 16.4 per cent for the first half of 2007. The increase was partly attributable to the tax-exempt dilution gains on investments in associates recognised in the first half of 2007 and a greater contribution from higher tax jurisdictions.

9. Dividends

	Half-year ended		Half-year ended
	30 June		30 June
	2008		2007
	HK$	HK$m	HK$	HK$m
	per share		per share

Dividends paid on ordinary share capital
- Paid	0.67	6,000	0.56	5,000
- Proposed	0.72	6,500	0.61	5,500
	1.39	12,500	1.17	10,500

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

10. Advances to customers

	At 30 June	At 31 December
Figures in HK$m	2008	2007

Gross advances to customers	1,350,470	1,219,346

Impairment allowances:
- Individually assessed	(2,171)	(2,182)
- Collectively assessed	(5,319)	(5,078)
	(7,490)	(7,260)
	1,342,980	1,212,086

Allowances as a percentage of gross advances to customers:
- Individually assessed	0.16%	0.18%
- Collectively assessed	0.39%	0.42%
Total allowances	0.55%	0.60%

11. Impairment allowances against advances to customers

	Individually	Collectively
	assessed	assessed
Figures in HK$m	allowances	allowances	Total

At 1 January 2008	2,182	5,078	7,260
Amounts written off	(227)	(2,764)	(2,991)
Recoveries of advances written off in
previous years	108	389	497
Net charge to income statement	165	2,766	2,931
Unwinding of discount of loan impairment	(35)	(106)	(141)
Exchange and other adjustments	(22)	(44)	(66)

At 30 June 2008	2,171	5,319	7,490

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

12. Impaired advances to customers and allowances

 The geographical information shown below, and in note 13, has been classified by location of the principal operations of the subsidiary company or, in the case of the bank, by location of the branch  responsible for advancing the funds.

		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

Half-year ended 30 June 2008

Impairment charge	602	2,329	2,931

Half-year ended 30 June 2007

Impairment charge	641	2,010	2,651

At 30 June 2008

Advances to customers that are considered to be impaired are as follows:

Gross impaired advances	3,422	5,450	8,872

Individually assessed allowances	(1,035)	(1,136)	(2,171)
	2,387	4,314	6,701

Individually assessed allowances as a
percentage of gross impaired advances	30.2%	20.8%	24.5%

Gross impaired advances as a
percentage of gross advances to
customers	0.5%	0.9%	0.7%

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

12. Impaired advances to customers and allowances (continued)

		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

At 31 December 2007

Advances to customers that are considered to be impaired are as follows:

Gross impaired advances	3,380	5,003	8,383

Individually assessed allowances	(1,028)	(1,154)	(2,182)
	2,352	3,849	6,201

Individually assessed allowances as a
percentage of gross impaired advances	30.4%	23.1%	26.0%

Gross impaired advances as a
percentage of gross advances to
customers	0.5%	0.9%	0.7%

Impaired advances to customers are those advances for which objective evidence exists that full repayment of principal or interest is considered unlikely.

Individually assessed allowances are made after taking into account the value of collateral held in respect of such advances.

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

13.  Analysis of advances to customers based on categories used by the HSBC Group

The following analysis of advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiaries, for risk management purposes.

		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

At 30 June 2008

Residential mortgages	213,707	135,027	348,734

Hong Kong SAR Government's Home
Ownership Scheme, Private Sector
Participation Scheme and Tenants
Purchase Scheme mortgages	30,876		30,876

Credit card advances	34,009	28,725	62,734

Other personal	46,429	46,237	92,666
Total personal	325,021	209,989	535,010

Commercial, industrial and international trade	167,087	226,430	393,517

Commercial real estate	106,009	54,253	160,262

Other property-related lending	67,650	26,630	94,280

Government	1,903	5,352	7,255

Other commercial	48,336	53,215	101,551
Total corporate and commercial	390,985	365,880	756,865

Non-bank financial institutions	23,000	32,745	55,745

Settlement accounts	2,420	430	2,850
Total financial	25,420	33,175	58,595

Gross advances to customers	741,426	609,044	1,350,470

Individually assessed impairment allowances	(1,035)	(1,136)	(2,171)
Collectively assessed impairment allowances	(1,872)	(3,447)	(5,319)

Net advances to customers	738,519	604,461	1,342,980

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

13.  Analysis of advances to customers based

on categories used by the HSBC Group (continued)

		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

At 31 December 2007

Residential mortgages	197,712	128,654	326,366

Hong Kong SAR Government's Home
Ownership Scheme, Private Sector
Participation Scheme and Tenants
Purchase Scheme mortgages	30,738		30,738

Credit card advances	35,279	25,926	61,205

Other personal	41,567	40,116	81,683
Total personal	305,296	194,696	499,992

Commercial, industrial and international trade	138,331	200,475	338,806

Commercial real estate	94,748	46,391	141,139

Other property-related lending	63,697	20,936	84,633

Government	2,587	6,338	8,925

Other commercial	40,369	52,752	93,121
Total corporate and commercial	339,732	326,892	666,624

Non-bank financial institutions	19,363	29,344	48,707

Settlement accounts	3,798	225	4,023
Total financial	23,161	29,569	52,730

Gross advances to customers	668,189	551,157	1,219,346

Impairment allowances	(2,932)	(4,328)	(7,260)

Net advances to customers	665,257	546,829	1,212,086

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

13. Analysis of advances to customers based on categories used by the HSBC Group  (continued)

 Net advances to customers increased by HK$130.9 billion, or 10.8 per cent, since the end of 2007.

Net advances in Hong Kong grew by HK$73.3 billion or 11.0 per cent, since the end of 2007. The growth in gross advances was primarily attributable to growth in corporate and commercial advances, which increased by HK$51.3 billion, or 15.1 per cent, particularly in international trade. Residential mortgages also rose by HK$16.0 billion, or 8.1 per cent, with a stable property market in the first half of 2008 following a succession of interest rate cuts.

In the rest of AsiaPacific, net advances rose by HK$57.6 billion, or 10.5 per cent, since the end of 2007, of which HK$9.7 billion of gross advances relates to the acquisition of the assets of The Chinese Bank Co in Taiwan. Strong growth was noted in the corporate and commercial sector, increasing by HK$39.0 billion, notably in Singapore, mainland China, Vietnam, Australia and Taiwan. Excluding the impact of the acquisition of the assets of The Chinese Bank, mortgage balances grew modestly by 1.6 per cent, while credit card advances rose by 6.7 per cent, notably in Australia, India and Indonesia.

14. Customer accounts

	At 30 June	At 31 December
Figures in HK$m	2008	2007

Current accounts	429,850	417,786
Savings accounts	1,025,970	983,874
Other deposit accounts	1,068,504	1,084,446
	2,524,324	2,486,106

Customer accounts increased by HK$38.2 billion, or 1.5 per cent, since the end of 2007.

In Hong Kong, customer accounts decreased by HK$28.8 billion, or 1.7 per cent reflecting lower balances in money market deposits, but growth was achieved in core retail deposits despite the lower interest rate environment. Deposits from personal customers increased by HK$33.7 billion, or 3.3 per cent, but fell in both Commercial Banking, by HK$14.5 billion or 3.6 per cent, and Global Banking and Markets, by HK$45.1 billion or 15.5 per cent.

In the rest of Asia-Pacific, customer accounts increased by HK$67.0 billion, or 8.6 per cent, as the group continued to expand its customer base throughout the region. Deposits from personal customers increased HK$32.2 billion, or 12.6 per cent, particularly in renminbi deposits in mainland China. The group benefited from branch network expansion in mainland China as well as customer preferences for savings products over equity-linked investments in a rising interest rate environment and worsening equity market conditions. Australia benefited from successful campaigns to raise retail and commercial deposits. Singapore's deposit balances in Global Banking and Markets increased from higher balances in time deposits. In India, underlying growth was achieved across all customer groups, despite the negative impact of US dollar depreciation on amounts reported in the consolidated financial statements. In Taiwan, Personal and Commercial Banking customer accounts grew HK$15.0 billion from the purchase of the assets, liabilities and operations of The Chinese Bank in 2008. Overall, deposits from customers increased in Commercial Banking by HKS$13.2 billion, or 7.6 per cent, and in Global Banking and Markets by HK$20.4 billion, or 6.0 per cent.

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

The group's advances-to-deposits ratio increased to 53.2 per cent at 30 June 2008, from 48.8 per cent at 31 December 2007.

15. Business combinations

 On 29 March 2008 HSBC acquired the assets, liabilities and operations of The Chinese Bank Co., Ltd. ('The Chinese Bank') in Taiwan. In using the purchase method of accounting HSBC recognised goodwill of HK$33 million and a payment of HK$12,274 million by the Taiwan Government's Central Deposit Insurance Corporation. Since the date of acquisition, The Chinese Bank has contributed HK$19 million to the net profit of the group.

The fair values at the date of acquisition of the assets, liabilities and contingent liabilities of The Chinese Bank were as set out below.

Fair
Figures in HK$m	Value

Cash and balances at central banks	290
Loans and advances to banks	1,427
Loans and advances to customers	10,776
Trading assets	1,013
Intangibles	2,084
Fixed assets	308
Prepayments and accrued income	12
Other assets	1,498
Deposits by banks	(7,993)
Customer deposits	(19,567)
Debt securities in issue	(1,641)
Accruals and deferred income	(165)
Other liabilities and provisions	(349)
Net liabilities acquired	(12,307)

Goodwill	33

Total cash received	(12,274)

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

16. Disclosure for selected exposures

 a  Holdings of asset-backed securities

The group has holdings of asset-backed securities (ABSs), including those represented by mortgage-backed securities (MBSs) and by collateralised debt obligations (CDOs).

The table below shows the group's exposure to ABSs issued by entities which are not consolidated by any HSBC Group entities. The carrying amounts of these exposures are measured at fair value.

Figures in HKD$m	Gross principal	CDS Gross protection	Net principal exposure	Carrying amount
At 30 June 2008
Sub-prime residential mortgage-related assets
MBSs and MBS CDOs
- high grade (AA or AAA rated)	1,240		1,240	811
- rated C to A	4,500	(4,048)	452	101
	5,740	(4,048)	1,692	912

US government-sponsored enterprises' mortgage-related assets
MBSs
- high grade (AA or AAA rated)	5,881		5,881	5,904

Other residential mortgage-related assets and commercial property mortgage-related assets:
MBSs
- high grade (AA or AAA rated)	6,669		6,669	6,489
- rated C to A	39		39	23
	6,708		6,708	6,512

Student loan-related assets:
ABSs and ABS CDOs
- high grade (AA or AAA rated)	2,176		2,176	2,168
- rated C to A	8		8	-
	2,184		2,184	2,168
Other assets
ABS and ABS CDOs
- high grade (AA or AAA rated)	530		530	491
- rated C to A	1,716	(1,654)	62	8
- not publicly rated	1,240	-	1,240	967
	3,486	(1,654)	1,832	1,466

	23,999	(5,702)	18,297	16,962

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

16. Disclosure for selected exposures  (continued)

Figures in HKD$m	Gross principal	CDS Gross protection	Net principal exposure	Carrying amount
At 31 December 2007
Sub-prime residential mortgage-related assets
MBSs and MBS CDOs
- high grade (AA or AAA rated)	4,476	(2,846)	1,630	1,310
- rated C to A	1,591	(1,450)	141	101
	6,067	(4,296)	1,771	1,411

US government-sponsored enterprises' mortgage-related assets
MBSs
- high grade (AA or AAA rated)	1,567		1,567	1,575

Other residential mortgage-related assets and commercial property mortgage-related assets
MBSs
- high grade (AA or AAA rated)	10,395		10,395	10,442
- rated C to A	23		23	23
	10,418		10,418	10,465

Student loan-related assets
ABSs and ABS CDOs
- high grade (AA or AAA rated)	2,262		2,262	2,246
- rated C to A
	2,262		2,262	2,246
Other assets
ABS and ABS CDOs
- high grade (AA or AAA rated)	561		561	546
- rated C to A	2,028	(2,020)	8	8
- not publicly rated	1,224		1,224	967
	3,813	(2,020)	1,793	1,521

	24,127	(6,316)	17,811	17,218

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

16. Disclosure for selected exposures  (continued)

The table below shows the geographical distribution of the group's exposures to ABSs shown above.

	At 30 June 2008
Figures in HKD$m	Gross principalW	CDS Gross protectionWW	Net principal exposureWWW	Carrying amountWWWW

US	13,977	(4,048)	9,929	9,079
UK	1,685	-	1,685	1,576
Rest of the world	8,337	(1,654)	6,683	6,307
	23,999	(5,702)	18,297	16,692

	At 31 December 2007
Figures in HKD$m	Gross principalW	CDS Gross protectionWW	Net principal exposureWWW	Carrying amountWWWW
US	9,990	(4,296)	5,694	5,311
UK	1,934		1,934	1,887
Rest of the world	12,203	(2,020)	10,183	10,020
	24,127	(6,316)	17,811	17,218

W	The gross principal is the redemption amount on maturity or, in the case of an amortising instrument, the sum of the future redemption amounts through the residual life of the security.
WW	A CDS is a credit default swap. CDS protection principal is the gross principal of the underlying instrument that is protected by CDSs.
WWW

Net principal exposure is the gross principal amount of assets that are not protected by CDSs. It includes assets that benefit from monoline protection, except where this protection is purchased with a CDS.

WWWW	Carrying amount of the net principal exposure.

b  Exposure to derivative transactions entered into with monoline insurers

The group's principal exposure to monoline insurers is through a number of derivative transactions, primarily CDSs.

The table below sets out the mark-to-market value of the monoline derivative contracts at 30 June 2008, and hence the amount at risk, based on 30 June 2008 security prices, if the protection purchased were to be wholly ineffective because, for example, the monoline insurer was unable to meet its obligations. The 'Credit risk adjustment' column indicates the valuation adjustment taken against the mark-to-market exposures, and reflects the estimated deterioration in creditworthiness of a monoline insurer during the first half of 2008. This adjustment has been charged to the income statement.

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

16. Disclosure for selected exposures  (continued)

Figures in HKD$m	Notional amount	Net exposure before credit risk adjustment	Credit risk adjustment	Net exposure after credit risk adjustment

At 30 June 2008
Derivative transactions with monolines
- Investment grade	1,654	8	-	8
- Below investment grade	2,028	1,919	(1,724)	195
	3,682	1,927	(1,724)	203

At 31 December 2007
Derivative transactions with monolines
- Investment grade	4,047	1,762	(367)	1,395

W	Net exposure after legal netting and any other relevant credit mitigation prior to deduction of credit risk adjustment.
WW	Fair value adjustment recorded against over-the-counter derivative counterparty exposures to reflect the credit worthiness of the counterparty.

c  Special purpose entities (SPEs) consolidated by fellow HSBC Group companies.

The group holds commercial paper and medium-term notes issued by SPEs which have been established and are consolidated by other entities within the HSBC Group. The table below shows the group's holdings of such instruments. The carrying amounts of these instruments are measured at fair value.

	At 30 June 2008		At 31 December 2007
Figures in HKD$m	Gross principal	Carrying amount	Gross principal	Carrying amount
Medium-term notes
- AAA rated	19,156	19,265

Commercial paper
- A1 / A1+ rated	41,572	41,470	49,987	49,855

	60,728	60,735	49,987	49,855

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

16. Disclosure for selected exposures  (continued)

 An analysis of the exposures underlying the group's holdings of instruments issued by entities that are consolidated by fellow HSBC Group companies is set out in the tables below.

Composition of underlying asset portfolios:

Figures in HKD$m	At 30 June 2008	At 31 December 2007

Structured finance
Residential mortgage-backed securities	21,854	14,988

Commercial mortgage-backed securities	7,690	4,679

Vehicle finance loan securities	4,321	8,594

Student loan securities	5,873	4,102

Other asset-backed securities	8,896	4,856

	48,634	37,219
Finance
Commercial banking, investment banking and other finance company securities	6,825	-
Other	5,276	12,636

	60,735	49,855

Exposure to sub-prime related assets:

Figures in HKD$m	At 30 June 2008	At 31 December 2007

Sub-prime residential mortgage related assets	5,780	1,489

Geographical analysis of the underlying asset portfolio:

Figures in HKD$m	At 30 June 2008	At 31 December 2007
US	49,644	24,869
Rest of the world	11,091	24,986
	60,735	49,855

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

16. Disclosure for selected exposures  (continued)

 d  Leveraged finance transactions

Leveraged finance commitments disclosed below are limited to subinvestment grade acquisition financing.

Leveraged finance commitments by geographical segment:

Figures in HKD$m	Funded commitments	Unfunded commitments	Total commitments	Income statement write downs

At 30 June 2008
Rest of Asia-Pacific	459	187	646	-

At 31 December 2007
Rest of Asia-Pacific	350	2,664	3,014	-

W	Funded commitments represent the loan amount advanced to the customer
WW	Unfunded commitments represent the contractually committed loan facility amount not yet drawn by the customer.

e  Other involvement with SPEs

The group enters into certain transactions with customers in the ordinary course of business that involve the establishment of SPEs. The purposes for which the SPEs are established include facilitating the raising of funding for customers' business activities or to effect a lease. The use of SPEs is not a significant part of the group's activities and the group is not reliant on SPEs for any material part of its business operations or profitability.

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

17. Reserves

	At 30 June	At 31 December
Figures in HK$m	2008	2007

Other reserves
- Property revaluation reserve	9,292	6,995
- Available-for-sale investment reserve	33,714	58,757
- Cash flow hedge reserve	292	677
- Foreign exchange reserve	10,143	8,887
- Other	9,535	8,636
	62,976	83,952
Retained profits	122,191	107,908
Total reserves	185,167	191,860

18. Contingent liabilities and commitments

	At 30 June	At 31 December
Figures in HK$m	2008	2007

Contract amount

Contingent liabilities	172,578	161,615
Commitments	1,228,701	1,186,066
	1,401,279	1,347,681

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

19. Segmental analysis

The allocation of earnings reflects the benefits of shareholders' funds to the extent that these are actually allocated to businesses in the segment by way of intra-group capital and funding structures. Common costs are included in segments on the basis of the actual recharges made. Geographical information has been classified by the location of the principal operations of the subsidiary company or, in the case of the bank, by the location of the branch responsible for reporting the results or advancing the funds. Due to the nature of the group structure, the analysis of profits shown below includes intra-group items between geographical regions.

Consolidated income statement			Intra-
		Rest of	segment
Figures in HK$m	Hong Kong	Asia-Pacific	elimination	Total

Half-year ended 30 June 2008

Interest income	36,215	31,808	(2,902)	65,121
Interest expense	(14,878)	(18,874)	2,887	(30,865)
Net interest income	21,337	12,934	(15)	34,256
Fee income	12,480	8,928	(470)	20,938
Fee expense	(2,052)	(2,392)	470	(3,974)
Net trading income	1,614	7,550	15	9,179
Net income from financial instruments
designated at fair value	(2,854)	(690)		(3,544)
Gains less losses from financial investments	(763)	41		(722)
Dividend income	187	349		536
Net earned insurance premiums	12,916	887		13,803
Other operating income	3,610	312	(1,676)	2,246
Total operating income	46,475	27,919	(1,676)	72,718
Net insurance claims incurred and
movement in policyholders' liabilities	(9,123)	(28)		(9,151)
Net operating income before loan
impairment charges and other
credit risk provisions	37,352	27,891	(1,676)	63,567
Loan impairment charges and other
credit risk provisions	(629)	(2,349)		(2,978)
Net operating income	36,723	25,542	(1,676)	60,589
Operating expenses	(14,435)	(13,262)	1,676	(26,021)
Operating profit	22,288	12,280		34,568
Share of profit in associates and joint ventures	165	3,540		3,705
Profit before tax	22,453	15,820		38,273
Tax expense	(4,075)	(3,293)		(7,368)
Profit for the period	18,378	12,527		30,905

Profit attributable to shareholders	15,461	12,236		27,697
Profit attributable to minority interests	2,917	291		3,208

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

19. Segmental analysis  (continued)

Consolidated income statement			Intra-
		Rest of	segment
Figures in HK$m	Hong Kong	Asia-Pacific	elimination	Total

Half-year ended 30 June 2007

Interest income	45,937	25,425	(3,812)	67,550
Interest expense	(26,335)	(15,785)	3,821	(38,299)
Net interest income	19,602	9,640	9	29,251
Fee income	11,779	6,040	(423)	17,396
Fee expense	(1,670)	(1,066)	423	(2,313)
Net trading income	2,574	4,386	(6)	6,954
Net income from financial instruments
designated at fair value	1,661	629	(3)	2,287
Gains less losses from financial investments	256	164	-	420
Gains arising from dilution of investments
in associates	-	4,632	-	4,632
Dividend income	181	165	-	346
Net earned insurance premiums	11,208	850	-	12,058
Other operating income	3,260	280	(1,464)	2,076
Total operating income	48,851	25,720	(1,464)	73,107
Net insurance claims incurred and
movement in policyholders' liabilities	(11,824)	(1,106)	-	(12,930)
Net operating income before loan
impairment charges and other credit
risk provisions	37,027	24,614	(1,464)	60,177
Loan impairment charges and other credit
risk provisions	(629)	(2,006)	-	(2,635)
Net operating income	36,398	22,608	(1,464)	57,542
Operating expenses	(12,019)	(9,985)	1,464	(20,540)
Operating profit	24,379	12,623	-	37,002
Share of profit in associates	103	1,898	-	2,001
Profit before tax	24,482	14,521	-	39,003
Tax expense	(3,941)	(2,463)	-	(6,404)
Profit for the period	20,541	12,058	-	32,599

Profit attributable to shareholders	17,628	11,359	-	28,987
Profit attributable to minority interests	2,913	699	-	3,612

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

20. Accounting policies

The accounting policies and methods of computations adopted by the group for this news release are consistent with those described on pages 33 to 47 of the Annual Report and Accounts 2007, with the exception set out below.

On 1 January 2008, the group adopted the following Hong Kong (IFRIC) Interpretations:

Hong Kong (IFRIC) Interpretation 11 'Group and Treasury Share Transactions' (HK(IFRIC) Int 11). On application of this interpretation, the group recognises all share-based payment transactions as equity-settled, whereby the fair value of the awards at grant date is recognised in equity. Previously, certain share-based payment transactions involving principally achievement and restricted share awards were recognised as cash-settled transactions and a liability was recognised in respect of the fair value of such awards at each reporting date. The effect of the adoption of HK (IFRIC) Int 11 was not considered to be material for the group and therefore, the prior year figures have not been restated.

Hong Kong (IFRIC) Interpretation 12 'Service Concession Arrangements', which had no significant effect on the consolidated financial statements of the group; and

Hong Kong (IFRIC) Interpretation 14 'HKAS 19  The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction', which had no effect on the consolidated financial statements of the group.

21. Additional information

Additional financial information, including the group's capital ratios, relating to the period ended 30 June 2008, prepared in accordance with the Banking (Disclosure) Rules made under section 60A of the Banking Ordinance, will be made available on our website: www.hsbc.com.hk. A further press release will be issued to announce the availability of this information.

22. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2007 which have been delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The Auditors expressed an unqualified opinion on those statutory accounts in their report dated 3 March 2008. The Annual Report and Accounts for the year ended 31 December 2007, which include the statutory accounts, can be obtained on request from Group Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong, and may be viewed on our website: www.hsbc.com.hk.

The Hongkong and Shanghai Banking Corporation Limited	Additional Information
(continued)

23. Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc.

24. Statement of compliance

The information in this news release for the half-year ended 30 June 2008 complies with Hong Kong Accounting Standard 34, Interim Financial Reporting.

Media enquiries to:

David Hall	Telephone no: + 852 2822 1133
Gareth Hewett	Telephone no: + 852 2822 4929
Richard Beck	Telephone no: + 44 20 7991 0633
Richard Lindsay	Telephone no: + 44 20 7992 1555

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: August 4, 2008